Contact

www.linkedin.com/in/babyloaf
(LinkedIn)

Top Skills

Creative Strategy
Interactive Advertising
Illustration

Honors-Awards

Luerzer's Archive
Graphis: Gold
Webby Award Winner
Rosey Award: Winner
Rosey Award: Excellence

Austin Hilde

Director / Creative Director
Steamboat Springs, Colorado, United States

Experience

Swopblock
Chief Communications Officer (CCO)
July 2020 - Present (4 years 8 months)

Amazon
Director / Creative Director
July 2016 - July 2020 (4 years 1 month)
Greater Seattle Area

Freelance
Art Director
March 2013 - July 2016 (3 years 5 months)

AKQA
Art Director
February 2015 - October 2015 (9 months)
Portland, Oregon

Nike

WONGDOODY
Art Director
October 2013 - January 2015 (1 year 4 months)

Amazon and Papa Murphy's

Parliament
Art Director
March 2012 - March 2013 (1 year 1 month)
Portland, Oregon

Microsoft and Vizio

Liquid
Art Director
2013 - 2013 (less than a year)
Portland, Oregon

Jeep, Microsoft, HP, Intel, and Budweiser

Leopold Ketel & Partners
Art Director
June 2007 - February 2011 (3 years 9 months)

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Education

Art Center College of Design
Bachelor of Arts (BA), Advertising · (2004 - 2007)

Cerro Coso Community College
Sound Design · (2002 - 2004)